Room 4561
								August 5, 2005

Mr. Barry C. Muradian
Chief Executive Officer
and Principal Accounting Officer
602 Enterprise Drive
Kingston, NY 12401

Re:	Image Technology Laboratories, Inc.
	Item 4.01 Form 8-K
      Filed June 29, 2005 and July 19, 2005
	File No.  000-31307

Dear Mr. Muradian:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure regarding whether there were any disagreements with your former independent accountant. The disclosure should clearly state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise to include the proper periods covered. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.
2.
We also note your disclosure that your interim financial statements for the three months ending March 31, 2005 were reviewed by an independent public accountant that is not registered with The Public
Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 made it unlawful after October 22, 2003 for any person that is not a registered public accounting firm or associated person therewith (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer. This provision applies to any issuer whose securities are registered under Section
12 of the Securities Exchange Act of 1934 that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Additionally, since a review is an integral part of the audit, the firm performing any interim reviews is required to be registered with the PCAOB. As a result, please engage a PCAOB registered independent accountant to re-review any periods that were reviewed by the independent accountant you engaged that is not PCAOB registered.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of
Regulation S-B. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

General

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Patrick Gilmore, Staff Accountant, at (202)
551-
3406 or me at (202) 551-3499 if you have questions regarding these comments.

							Sincerely,

      					Kathleen Collins
							Accounting Branch Chief
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Barry C. Muradian
Image Technology Laboratories, Inc.
August 5, 2005
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